August 12, 2011

Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                                         Atkore International Holdings Inc.
Registration Statement on Form S-4
Filed June 3, 2011
File No. 333-174689

Dear Ms. Long:

This letter sets forth the responses of Atkore International Holdings Inc. (the “Registrant”) to the comments contained in your letter, dated June 30, 2011, relating to the Registration Statement on Form S-4 File No. 333-174689, filed on June 3, 2011 (the “Registration Statement”).  The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement.  Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 1, as well as two copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on June 3, 2011.  Page references in the responses below are to Amendment No. 1.

Prospectus cover page

1.               Please revise the prospectus cover page to disclose that Atkore Holdings is providing a guarantee of the notes on a senior secured basis and each of the issuer’s existing and future subsidiaries are providing guarantees on a senior secured basis and on a joint and several, full and unconditional basis.  Please also clarify, with a view toward disclosure in the prospectus, whether the Holdings Guarantee is joint and several with the Subsidiary Guarantees.

In response to the Staff’s comment, the Registrant has added language to the prospectus cover page and revised the language on page 12 to clarify that the guarantee by the Registrant is not provided on a joint and several basis with the other guarantors.

2.               Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a).  Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Registrant hereby confirms that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a).  The Registrant hereby confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3.               Please confirm that the offer will be open at least through midnight on the twentieth business day after commencement of the offer.  See Rule 14d-1(g)(3).

The Registrant hereby confirms that the offer will be open at least through midnight on the twentieth business day after commencement of the offer to ensure compliance with Rule 14d-1(g)(3).

Summary of the Terms of the Exchange Offer, page 8

Summary of the Terms of the Notes, page 11

Ranking, page 11

4.               Please revise the disclosure in the fourth through eighth bullets to state the value of the Collateral, the ABL Priority Collateral and the Notes Priority Collateral as of the latest practicable date.  Please also similarly revise the disclosures in the last four bullets under “Guarantors” on page 12.  Please further disclose the total amount of any senior indebtedness secured by the ABL Priority Collateral and other assets that secure such indebtedness.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 11-12 to state the value of the Collateral, the ABL Priority Collateral and the Notes Priority Collateral.

Summary Historical Financial Data, page 15

5.               We note your references to EBITDA as a liquidity measure.  Please either delete these references or also include reconciliations of EBITDA to cash flows from operating activities.

In response to the Staff’s comment, the Registrant has deleted the reference to EBITDA as a liquidity measure on page 17.

6.               We note that Adjusted EBITDA is defined by the terms of your ABL Credit Facility.  Please disclose the items included in Question 102.09 of the non-GAAP C&DIs.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 18 to include the items outlined in Question 102.09 of the non-GAAP C&DIs.

7.               In your reconciliations of Adjusted EBITDA to net income, please revise footnote (4) to clarify that the amounts of incremental stand-alone costs may be different from management’s best estimates and revise footnote (8) to clarify that the estimated annual benefits associated with the initiatives you undertook during fiscal 2010 may not be achieved.

In response to the Staff’s comment, the Registrant has revised footnote (4) on page 19.  In response to the Staff’s comment, the Registrant has also revised footnote (8) on page 20.

8.               In your reconciliations of Adjusted EBITDA to net income, we note you include an adjustment line item labeled “other non-cash or non-recurring items” for each period presented.  Please either delete the term “non-recurring” from all your non-GAAP disclosures or clarify and demonstrate that each item labeled “non-recurring” meets the required specified criteria to be identified as non-recurring.  Refer to Item 10(e) of Regulation S-K and Question 102.03 of the non-GAAP C&DIs.

In response to the Staff’s comment, the Registrant has deleted the term “non-recurring” from all of the non-GAAP disclosures.  These deletions were made on pages 19-20.

Risk Factors, page 24

The raw materials on which we depend in our production process are exposed to price fluctuations . . .  , page 20

9.               Please revise your disclosure to indicate that steel and copper costs account for 61% of your cost of sales in fiscal 2010.

In response to the Staff’s comment, the Registrant has added the requested information on page 21 updated through June 24, 2011.

Future acquisition could require us to issue additional debt or equity . . .  , page 26

10.         Please revise this risk factor to disclose whether you have any current plans for acquiring businesses.

In response to the Staff’s comment, the Registrant has revised the risk factor on page 27 to indicate that, as of the date of the prospectus, the Registrant has no current plans to make any significant acquisitions.

The Notes are effectively subordinated to the Issuer’s and the Guarantors’ indebtedness under the ABL Credit Facility . . .  , page 29

11.         Please revise the risk factor to disclose the value of the ABL Priority Collateral as well as the value of the assets securing any other secured indebtedness.  Please further disclose the total amount of any senior indebtedness secured by the ABL Priority Collateral and other assets that secure such indebtedness.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 30.

The Exchange Offer, page 45

Terms of the Exchange Offer; Period for Tendering Old Notes, page 45

12.         We note your disclosure in the second bulleted paragraph on page 46 in which you reserve the right to amend the terms of the offer.  Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 47.

Acceptance of Old Notes for Exchange; Delivery of New Notes, page 48

13.         We note the disclosure in the last sentence on page 48 that you will return the Old Notes “as promptly as practicable” after the expiration or termination of the exchange offer.  Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer.  Please revise your disclosure here and throughout the prospectus, as necessary.

In response to the Staff’s comment, the Registrant has revised the language on page 49.  There were no other instances where the Registrant stated that it would return the Old Notes “as promptly as practicable.”

Use of Proceeds, page 53

14.         Please explain how you determined $9 million of the total $15 million fee paid to CD&R should be recorded as debt issuance costs and how you determined the total $15 million fee paid to Tyco should be recorded as purchase price consideration.

In response to the Staff’s comment, the Registrant advises the Staff that the $15 million fee paid to Clayton Dubilier & Rice, LLC (“CD&R”) was for investment advisory services associated with their role in the issuance of debt as well as the equity financing in connection with the acquisition.  In accordance with ASC 340-10-S99-2, such fee was allocated on a relative fair value basis and was based upon CD&R historical experience in similar transactions.  The amount allocated to debt issuance costs represented 60% of the fee based on the total debt raised in the transactions (the “Transactions”) entered into in connection with the acquisition of Atkore International, Inc. (“Atkore”) by an affiliate of CD&R ($465 million) as a fraction of the total fair value of the Transactions ($771 million).

As discussed in the Registrant’s response to Comment 15, the Registrant concluded that the Transactions constitute a business combination in which an affiliate of CD&R acquired Atkore and that CD&R’s basis should be “pushed down” to Atkore.  The fee paid to Tyco International, Ltd. (“Tyco”) was for Tyco’s assistance in connection with the Transactions, including the retention by Tyco of legal counsel and other advisors.  The Registrant considered the guidance in ASC 805-10-25-23, which describes acquisition-related costs as:

“costs the acquirer incurs to effect a business combination.  Those costs include finder’s fees; advisory, legal, accounting, valuation, and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities.”

The Registrant determined that the fee paid to Tyco was related to their efforts associated with selling Atkore.  Tyco did not pay any acquisition related costs on behalf of CD&R.  As such, the payment to Tyco was not reimbursement to Tyco for acquisition-related costs incurred on behalf of the acquirer.  The Registrant therefore determined such payment was part of the total consideration transferred to the former owners in accordance with ASC 805-30-30-7.

Unaudited Pro Forma Condensed Financial Data, page 55

15.         We note your reference to “push down” accounting.  Please clarify why you believe push down accounting is appropriate for this transaction under ASC 805-50-S99.

In accordance with ASC 805-10-55-1 and ASC 805-10-55-11, the Registrant determined that CD&R obtained control of the Registrant as a result of the Transactions.  An affiliate of CD&R transferred cash of $306 million to acquire shares of a newly created class of cumulative preferred participating convertible stock of Atkore International Group Inc. (“Atkore Group”), the direct parent of the Registrant, from Tyco.  As of the closing date of the Transactions, CD&R held the majority voting interest (51%) and had four of the seven “Non-Management Director” positions on the Board of Directors of Atkore Group, including the ability to appoint the Chairman of the Board.  Tyco International Holding S.à.r.l., an affiliate of Tyco, represented the remaining 49% and did not have any participating rights.  Thus, the Registrant concluded that the Transactions were a business combination in accordance with ASC 805-10 and that CD&R acquired control of the Registrant.

The Registrant has further determined that CD&R and Tyco represent a collaborative group in accordance with ASC 805-50-S99-2 as both entities helped to consummate the acquisition and will cooperate in the subsequent governance of the Registrant.  The Registrant evaluated the factors related to independence, risks of ownership, promotion and subsequent collaboration provided in the guidance.  Based on Tyco’s three guaranteed Board of Director seats as well as the existence of tag-along and drag-along rights and transfer restrictions, the Registrant concluded that Tyco and CD&R constituted a collaborative group.  Thus the Transactions resulted in the Registrant becoming substantially wholly-owned by the collaborative group and we applied push-down accounting as required by ASC 805-50-S99-1.

In response to the Staff comment, the Registrant has revised the disclosure in Note 2 of the Unaudited Financials.

16.         Please quantify each non-recurring adjustment not reflected in the pro forma financial statements.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 56 to quantify each non-recurring adjustment.

17.         To the extent that the finalization of your preliminary purchase price allocation could materially impact the pro forma financial statements, please quantify and discuss the potential impact of changes in the preliminary purchase price allocation on the pro forma financial statements.

The Registrant has not yet finalized the purchase price allocation.  However, the Registrant does not expect any material changes that would have an impact on the pro forma financial statements.  The Registrant has revised the disclosure on page 57 and in Note 2 of the Unaudited Financials.

18.         Please clarify why no amounts are reflected in adjustments (c) on pages 57 and 59.

In response to the Staff’s comment, the Registrant hereby advises the Staff that the pro forma adjustment for interest expense, net represents the removal of all of the historical interest expense and an addition for the calculation of the new interest on the new borrowings plus the applicable amortization of debt issuance costs related to the indebtedness incurred in connection with the Transactions, as well as fees payable on the ABL Credit Facility.  As a result of those two offsetting calculations, the pro forma adjustment, rounded to an amount in millions of dollars, did not result in any incremental interest expense or benefit.

19.         Please explain the effective income tax rate reflected in the pro forma statement of operations for the fiscal year ended September 24, 2010.

In response to the Staff’s comment, the Registrant hereby advises the Staff that the pro forma adjustment for income taxes is the statutory rate times the net effect of the other pro forma adjustments.  The statutory rate for the pro forma statement of operations corresponds with the similarly high effective tax rate for the historical year ended September 24, 2010 of the Predecessor Company.  The effective income tax rate’s difference from the U.S. statutory rate is primarily the result of (1) a valuation allowance on certain deferred tax assets, primarily tax loss carryforwards in various jurisdictions, and (2) the U.S. tax effect of foreign dividends.  These impacts to the effective tax rate are also illustrated in the rate reconciliation presented in Note 3 to the combined financial statements of The Electrical and Metal Products Business of Tyco (the “Combined Financial Statements”).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

Liquidity and Capital Resources, page 86

General

20.         Please quantify the amount of cash and short term investments balances held in foreign entities and address any potential tax implications if such balances are needed in the U.S.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 88.

21.         For the combined entity, please disclose the average amount of outstanding debt due to Tyco and the average effective interest rate related to such debt during each period presented.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 88.

Post-Transaction Liquidity — Successor Company, page 88

22.         We note your disclosure and cross reference to the covenants in your debt arrangements.  Please include, in this section of your document, a specific and comprehensive discussion of your significant and most restrictive covenants and how those covenants may impact or restrict your liquidity.  In this regard, please ensure you discuss your financial covenants and the conditions when the covenants are effective.

In response to the Staff’s comment, the Registrant has revised the discussion on pages 90-91.

Commitments and Contingencies, page 89

Contractual Obligations, page 89

23.         Please revise the table of your contractual obligations for the time periods specified in the table set forth in Item 303(a)(5)(i) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the table of contractual obligations on page 91 to conform to the time periods specified in Item 303(a)(5)(i) of Regulation S-K.

Critical Accounting Policies, page 90

Income Taxes, page 91

24.         Please include a specific and comprehensive discussion regarding how you have considered your historical results in determining whether you will have future taxable income sufficient to realize your deferred tax assets.  In addition, please clarify if you are relying on tax-planning strategies to realize your deferred tax assets and, if so, please quantify and discuss such strategies.  Reference ASC 740-10-30.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 93-94.

Pension and Postretirement Benefits, page 92

25.         Please include a more specific and comprehensive discussion regarding how you selected your current discount rate and how changes in your discount rate have impacted your results and plan estimates.

The Registrant determined the discount rate based on a “cash flow matching” approach using the Mercer Yield Curve and projected cash flows for the Registrant’s defined benefit plans.  Individual plan results under the Mercer Yield Curve were weighted by each plan’s prior fiscal year end benefit obligation in determining the final discount rate.  In addition, U.S. corporate bond indices as well as the Citigroup Pension Discount Curve were analyzed to further support the Mercer Yield Curve results.

As the Mercer Yield Curve is not readily available at dates other than month-end, the following methodology was used for determining the discount rate as of December 22, 2010.  Results from the November 30, 2010 Mercer Yield Curve were adjusted by the average change in the following four broad market indices from November 30, 2010 to December 22, 2010:

•                                          Citigroup High Grade Index AAA/AA 10+ years

•                                          Barclays US AA Long Credit

•                                          Merrill Lynch US Corporate AA-AAA rated 10+ years

•                                          Merrill Lynch US Corporate AA rated 15+ years

In response to the Staff’s comment, the Registrant has amended its disclosure on page 94.  The Registrant intends to include a similar disclosure in future filings to the extent applicable.

Long-Lived Asset and Goodwill Impairments, page 92

26.         Please include a more specific and comprehensive discussion of the nature of the events or change in business circumstances that may cause you to test your long-lived assets for impairments and indicate the level at which assets are evaluated.  In addition, please discuss if any impairment testing has been conducted, and if so, disclose the results of the testing.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 94-95.

27.         When you conduct goodwill impairment testing in future periods, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders’ equity, please identify and provide the following disclosures for each such reporting unit:

•                                          The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•                                          The amount of goodwill allocated to the unit.

•                                          A description of the material assumptions that drive estimated fair value.

•                                          A discussion of any uncertainties associated with each key assumption.

•                                          A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you determine that estimated fair values substantially exceed the carrying values for all your reporting units, please disclose that determination in future periods.  Reference Item 303 of Regulation S-K.

In response to the Staff’s comment, the Registrant hereby affirms it will make the required disclosure in future filings to the extent applicable.

28.         Please disclose the number of reporting units you have.

In response to the Staff’s comment, the Registrant disclosed it has five reporting units on page 95.

Quantitative and Qualitative Disclosure about Market Risk, page 93

29.         Please clarify whether you used derivative financial instruments to manage your foreign currency exchange risk, commodity price risk and price fluctuations related to the purchase, production or sale of steel and copper products during the last fiscal year.  If so, please revise your disclosure to also provide sensitivity analysis disclosures that express the potential loss in future earnings, fair values, or cash flows of those derivative financial instruments resulting from hypothetical changes in foreign currency exchange rates or commodity prices over a selected period of time.  See Item 305(a)(1)(ii) of Regulation S-K.

In response to the Staff’s comment, the Registrant hereby clarifies that as of June 24, 2011 it did not have any material derivative financial instruments to manage its foreign currency exchange risk, commodity price risk or price fluctuations related to purchase, production or sale of steel and copper products.

Business, page 94

30.         Please revise your disclosure in the first full paragraph on page 95 to state that there is no guarantee of a meaningful recovery in non-residential construction.

In response to the Staff’s comment, the Registrant has revised the language on page 99 to state that there is no guarantee of a meaningful recovery in non-residential construction activity.

Market Data and Forecasts, page 96

31.         We note that some of your disclosures regarding your market position are based upon third-party sources as well as management’s belief.  Throughout your disclosure, please make clear when you are stating market information based on management’s estimates.  For example, we note your disclosure in first bullet under “Our Strengths” on page 96 in which you state that you have “leading market positions” with respect to your major product categories.  Please also confirm that all market and industry data represents information that is generally available to the public and was not prepared for you for a fee.

In response to the Staff’s comment, the Registrant has revised its disclosures on pages 1, 2, 3, 98, 100, and 101 to clarify that disclosure regarding its market position is based on management’s estimates.  These estimates are based upon data that are generally available to the public for a subscription fee and that were not prepared solely for the Registrant for a fee.

Compensation Discussion and Analysis, page 112

Annual Incentive Compensation, page 114

32.         Please revise your discussion to disclose the individual performance targets for each named executive officer.  See Item 402(b)(2)(vii) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised its discussion on pages 118-119 to disclose the individual performance targets for each named executive officer in accordance with Item 402(b)(2)(vii) of Regulation S-K.

Special Business Segment Bonus Plan, page 114

33.         Please disclose the cash conversion and free cash flow generation performance targets.  Please make the appropriate arguments pursuant to Instruction 4 to Item 402(b) of Regulation S-K if you believe that the performance targets constitute confidential commercial financial information and/or trade secrets and disclosure would cause you competitive harm.

In response to the Staff’s comment, the Registrant has revised its discussion on page 119 to clarify that the Special Business Segment Bonus Plan was a discretionary bonus plan that did not utilize performance targets.

Long-Term Incentive Awards, page 114

34.         We note your disclosure here and in the section, “Grants of Plan-Based Awards in Fiscal 2010.”  Please revise your disclosure to state the basis for the allocation of each type of long-term incentive award.  See Item 402(b)(2)(iii) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 119-120 to state the basis for the allocation of each type of long-term incentive award in accordance with Item 402(b)(2)(iii) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 133

35.         Please tell us what consideration you have given to including a risk factor to describe the impact of the indemnification provisions.

No stand-alone risk factor with respect to the indemnification obligations of Atkore under the Investment Agreement (filed as Exhibit 2.1 to the Registration Statement (the “Investment Agreement”)) has been included in the Registration Statement because such indemnification obligations primarily relate to potential liabilities arising out of Atkore’s business and operations generally and certain product claims and liabilities specifically.  General risks related to Atkore’s business are addressed by the risk factors on pages 21 to 40.  With respect the product claims and liabilities specifically, the Registrant notes the following disclosure:  the risk factor on page 23 (“We may be subject to claims and resulting litigation for damages for defective products, which could adversely affect our business, financial condition, results of operations or cash flows”), the disclosure on page 110 under the heading “Business—Legal Proceedings” and the financial statement footnote disclosure on pages F-25 and F-68-69.  The Registrant further notes that the risk factor on page 23 specifically addresses the risk to Atkore of all defective product claims and liabilities related to the same products that are the subject of the indemnification provisions of the Investment Agreement described on pages 138-139.  The Registrant believes that the risk factor on page 23, taken together with the related disclosure in Amendment No. 1, adequately describes the material potential liabilities of Atkore in connection with these products.  Several important provisions of the Indemnification Agreement described on pages 138-139 effectively limit Atkore’s liability for defective product claims.  Discussion of these limitations in the context of risk factor disclosure would mitigate the risk described and therefore be inappropriate under Staff guidance.

Finally, Atkore has also agreed to indemnify Tyco and certain related parties for losses arising out of the failure of Atkore to comply with any of its covenants contained in the Investment Agreement, to the extent any such covenant is to be performed following December 22, 2010, the closing date of the Transactions contemplated under the Investment Agreement.  Such post-closing covenants are very limited in scope.  As a result, the Registrant does not believe that the related indemnification obligations of Atkore represent a material risk.

36.         Please revise your discussion regarding your Transition Services Agreement and Supply Agreement on page 142 to disclose the approximate dollar value involved in the transaction and the approximate dollar value of the amount of the related person’s interest in the transaction.  See Items 404(a) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 147 in accordance with Item 404(a) of Regulation S-K.

Employment Agreement with John P. Williamson, page 143

37.         We note that Mr. Williamson will be paid a minimum annual base salary of $500,000.  Please revise your disclosure to indicate the factors that affect the level of base salary he may receive.  Please also disclose the maximum annual base salary that he may receive.

In response to the Staff’s comment, the Registrant has revised the discussion of Mr. Williamson’s compensation on page 148 to state that he will be paid a base salary of $500,000.

Description of Notes, page 148

General, page 148

38.         Please revise the second sentence of the third paragraph to eliminate the implication that your summary of the provisions of the documents is not complete.

In response to the Staff’s comment, the Registrant has revised the language on page 153.

Release of Collateral, page 170

39.         We note that the release of collateral subject to the lien of the indenture is contemplated.  Section 314(d) of the Trust Indenture Act requires that the obligor furnish to the indenture trustee certificates or opinions of fair value from an engineer, appraiser or other expert upon release of collateral from the lien of the indenture.  Please explain how you intend to comply with the requirements of Section 314(d).  We also note the release of subsidiary capital stock.  Please further explain how the obligors intend to monitor the value of the subsidiary capital stock subject to the lien.  If the obligors do not intend to monitor the value, please explain how the obligors will (1) determine whether and when a release is necessary to avoid the requirements of Rule 3-16 of Regulation S-X; (2) calculate the amount of subsidiary stock to be released and (3) establish the “fair value” of the released collateral in support of the determination that the release will not impair the security under the indenture.  Please note that we may have further comments after reviewing your response.

As disclosed in the Registration Statement, the collateral securing the notes falls into two categories:  “ABL Priority Collateral” and “Notes Priority Collateral.”  The Registrant believes that the provisions of Section 314(d) of the Trust Indenture Act of 1939, as amended (the “TIA”), are inapplicable to releases of ABL Priority Collateral permitted or authorized by the lenders under the credit facility (the “Credit Facility”) of Atkore.  The Registrant is a guarantor of Atkore’s obligations under the Credit Facility.  The SEC has in the past recognized that Section 314(d) is not applicable in the following circumstances:

•                                          notes issued under an indenture are secured by agreements that are external to the indenture;

•                                          decisions regarding whether the collateral is maintained or released are made by a party other than the trustee under the indenture;

•                                          neither the trustee nor the holders of the notes have control over these collateral decisions; and

•                                          the collateral securing the notes also secures other debt.

See the SEC’s order granting Allied Waste North America, Inc.’s application for an exemption from Section 314(d) of the TIA dated August 8, 2001 (Trust Indenture Act of 1939 Release No. 2392).

The Registrant believes that the circumstances outlined above apply in the case of releases of ABL Priority Collateral permitted by or authorized by the lenders under the Credit Facility.  The security arrangements with respect to the notes are pursuant to agreements that are external to the indenture governing the notes (the “Indenture”).  The lenders under the Credit Facility have a first-priority lien in the ABL Priority Collateral and, pursuant to an intercreditor agreement, control all decisions related to the ABL Priority Collateral, including collateral releases.  The intercreditor agreement provides that if the lenders under the Credit Facility release their lien on ABL Priority Collateral, such release shall automatically apply to the notes.  Neither the trustee nor the holders of the notes have any control over these decisions.

In the event that the liens on the collateral are released in circumstances other than as described above with respect to ABL Priority Collateral, the Registrant will deliver the certificates and opinions required by Section 314(d) of the TIA or, with respect to ordinary course dispositions permitted by the Indenture, deliver semi-annual officer’s certificates to the trustee.  The Registrant anticipates that the semi-annual officer’s certificate will provide that:

•                                          all collateral releases were made in the ordinary course of business in accordance with the Indenture, and

•                                          all proceeds were used in connection with the business of the Registrant and its subsidiaries or to make other payments permitted by the Indenture, other than releases of ABL Priority Collateral permitted by or authorized by the ABL lenders under the Credit Facility.

This semiannual officer’s certificate is consistent with the SEC’s longstanding position and reflects the SEC’s acknowledgement that Section 314(d) is not aimed at prohibiting ordinary course business activity.

As disclosed in the Registration Statement, the collateral securing the notes does not include any capital stock of a subsidiary to the extent that the pledge of such capital stock would result in the Registrant being required to file separate financial statements of such subsidiary with the SEC (or any other governmental agency) under Rules 3-10 or 3-16 of Regulation S-X under the Securities Act.  The Registrant does not believe that this “collateral cutback provision” results in releases of collateral or that Section 314(d) of the TIA is applicable.

The collateral which secures the notes is granted pursuant to a collateral agreement, which provides that certain shares of capital stock of subsidiaries are pledged as collateral for the notes.  The collateral agreement, however, excludes the following from the grant of collateral:

“any Capital Stock and other securities of a Subsidiary to the extent that the pledge of or grant of any other Lien on such Capital Stock and other securities results in the Registrant being required to file separate financial statements of such Subsidiary with the Securities and Exchange Commission (or any other governmental authority) pursuant to either Rule 3-10 or 3-16 of Regulation S-X under the Securities Act, or any other law, rule or regulation as in effect from time to time, but only to the extent necessary to not be subject to such requirement.”

Rule 3-16 of Regulation S-X provides that separate financial statements of an entity must be included in a registration statement to the extent that the entity’s securities constitute a substantial portion of the collateral securing the securities registered on the registration statement.  The rule provides that a “substantial portion” exists where the par value, book value or market value—whichever is greatest—of the securities of any single affiliate equals 20% or more of the principal amount of the secured class of securities.  In the Registrant’s case, as of June 30, 2011, given that $410 million of notes were outstanding, the 20% threshold was $82 million—that is, separate financial statements must be provided in the Registration Statement for any affiliate whose securities constitute collateral worth $82 million or more.

The practical effect of the granting clause in the collateral agreement is that every subsidiary’s securities which are pledged are deemed collateral up to a maximum amount of (but not including) $82 million (20% of the aggregate principal amount of the notes).  By the terms of the collateral agreement, that portion of the value equal to or above $82 million is not granted as collateral and does not secure the notes.  Given this limitation in the grant of collateral, the Registrant believes that the release and substitution provisions of Section 314(d) are not applicable to the collateral cutback provision because no release, in the traditional sense of that word, occurs; the amount equal to or in excess of the 20% limit was never granted as collateral and therefore is not released. There are no documents evidencing a “release,” the noteholders do not return collateral to Atkore and the trustee is not required to take any action.

Audited Combined Financial Statements of The Electrical and Metal Products Business of Tyco International Ltd.

Combined Statements of Cash Flows, pages F-6 and F-50

40.         Please tell us the specific nature of the items included in the change in due to (from) Tyco and affiliates line item and the basis for including the changes in investing cash flows.

The line item “Change in due to (from) Tyco and affiliates” represents the net change in the line items “Receivables due from Tyco International Ltd. and affiliates” and “Payable due to Tyco and affiliates” in the combined balance sheet.  Receivables due from Tyco and affiliates amounts primarily relates to cash to be transferred from Tyco’s cash management system.  Payable due to Tyco and affiliates amounts are settled through the cash management system.  The changes in receivables and payables due to (from) Tyco and affiliates are directly related to the changes in working capital needs.

In fiscal 2010, the Change in due to (from) Tyco and affiliates of $136 million consisted of $146 million cash inflow from decrease in Receivables due from Tyco and affiliates and $10 million cash outflow from decrease in Payable due to Tyco and affiliates.  In fiscal 2009, the Change in due to (from) Tyco of $305 million consisted of

$293 million cash inflow from decrease in Receivables due from Tyco and affiliates and $12 million cash inflow from increase in Payable due to Tyco and affiliates.  In fiscal 2008, the Change in due to (from) Tyco of $(275) million consisted of $263 million cash outflow from increase in Receivables due from Tyco and affiliates and $12 million cash outflow from decrease in Payable due to Tyco and affiliates.

The Registrant determined that the Change in due to (from) Tyco and affiliates should be presented in “Cash Flows from Investing Activities” as receivables from an affiliate in a cash pool arrangement are considered loans.  The Registrant is in a net receivable position.  Correspondingly, changes should be presented as investing activities in the statement of cash flows in accordance with ASC 230-10-45-12 through 45-13, which state that cash flows from investing activities include payments and receipts related to making and collecting loans.

Change in long-term debt due to Tyco International Ltd. and affiliates is not included in the Change in due to (from) Tyco and affiliates.  Debt repayments or proceeds are properly presented within “Cash Flows From Financing Activities.”

Note 3. Income Taxes, page F-15

41.         Please disclose the cumulative amount of undistributed foreign earnings for which deferred tax liabilities have not been provided.  Reference ASC 740-30-50-2.

In response to the Staff’s comment, the Registrant has revised the disclosure on page F-16 of the Notes to the Combined Financial Statements.

Note 16.  Segment and Geographic Data, page F-35

42.         Please disclose revenues by product line.  Reference ASC 280-10-50-40.

In response to the Staff’s comment, the Registrant has revised the disclosure to include products by category in Note 16 of the Combined Financial Statements and Note 16 of the Unaudited Financials.  It is not practical for the Registrant to disclose product revenues by individual product as the Registrant does not track information at that level.

Unaudited Financial Statements of Atkore International Holdings Inc.

General

43.         We note that CD&R acquired shares of a newly created class of cumulative preferred stock of Atkore Group.  Please explain to us the significant underlying terms of the preferred stock.

In response to the Staff’s comment, the Registrant hereby refers the Staff to pages 139 through 141, which disclose the underlying terms of the cumulative preferred participating convertible stock owned by CD&R Allied Holdings, L.P.

Note 2. Acquisitions, page F-53

44.         Please include a specific and comprehensive discussion of your accounting for the transaction with CD&R and how and why you determined the transaction is a business combination.  In this regard, please address how you determined that CD&R obtained control, including what consideration you have given to voting rights, the governing body and senior management.  Reference ASC 805-10-55.  Also, please explain to why you believe push down accounting for the registrant is appropriate for this transaction.  Reference ASC 805-50-S99.

Please refer to the Registrant’s response to Comment 15.

45.         Please clarify how the fair value of equity and the purchase price adjustment were determined.

In response to the Staff’s comment, the Registrant advises the Staff that the calculation of the fair value of equity was based on CD&R’s investment in Atkore Group as of December 22, 2010.  CD&R paid $306 million for its 51% interest in Atkore.  Based on this investment amount, the Registrant determined the fair value of a 100% interest in the equity of Atkore to be $600 million.

The purchase price adjustment of $12 million is the net impact of two items as follows:  (1) the $15 million fee paid to Tyco by Atkore, which the Registrant determined to be additional purchase price consideration (refer to Comment 14) and (2) the net working capital adjustment of $3 million paid by Tyco to Atkore.

46.         Given your 2009 goodwill impairment charge, please disclose and discuss the underlying changes in your business that resulted in goodwill being recognized in this transaction.

In response to the Staff’s comment, the Registrant advises the Staff that its entire goodwill balance was impaired during the second quarter of 2009.  This period represented the height of the financial crisis and the trough of the Registrant’s performance.  In 2009, activity in the non-residential construction market had slowed down substantially and the general outlook was pessimistic.  Furthermore, steel prices were declining creating a reduction in spreads and thus, negatively impacting the Registrant’s gross margin.  The Registrant believed that the business would continue to decline in 2010 and that a recovery would occur at an unknown time in the future.

Since 2009, the Registrant’s end markets have begun to stabilize, and the prices of primary raw materials, steel and copper, have increased, which had a positive impact on gross margins.  Although the timing of a full turnaround in the non-residential construction market is unknown, the Registrant believes that volumes will continue to increase in the coming years through sales to both existing and new customers.  The projected sales to new customers and projected increases to the Registrant’s gross margins are the primary drivers of the goodwill recognized as part of the December 2010 acquisition.  The positive sentiment appears to be shared in the market as publicly traded peers have higher enterprise values and are trading at higher multiples relative to February 2009.  The more positive outlook as of December 2010 led to an implied enterprise value greater than that utilized for the 2009 goodwill impairment test, and thus, leading to the recognition of goodwill as part of the Transactions.

47.         Please tell us if and how equity awards that were issued under the Tyco plan continue to remain outstanding.  To the extent that the awards have been replaced or cancelled, please tell us what consideration you have given to including any replacement shares in your purchase price allocation.

In response to the Staff’s comment, the Registrant affirms that there are no outstanding equity awards under the Tyco plan.  All non-vested equity awards were cancelled at the time of the acquisition.  No replacement shares or consideration were provided.

48.         Please clarify the amounts of the annual management fees to be paid to CD&R versus the amount to be paid to Tyco.

In response to the Staff’s comment, the Registrant has revised page F-57 to reflect that its total annual management fee of $6 million is payable to CD&R and Tyco based upon their respective pro-rata ownership percentages.

Note 7. Intangible Assets, page F-59

49.         Please more specifically discuss the underlying nature of your intangible assets and how the fair value allocations and amortization period were determined.

In response to the Staff’s comment, the Registrant has revised its discussion on page F-62 of the Unaudited Financials.

Note 14.  Commitments and Contingencies, page F-66

50.         Please address the following items related to your ABF II anti-microbial coated sprinkler matters and ensure appropriate revisions are also made to your disclosures on pages 106 and F-25:

•                                          We note your assessment of the outcome to your financial position.  It is unclear if or how you have assessed the impact on your results of operations or cash flows.  Therefore, please revise to provide information in the context of that which is material to your financial statements, rather than any variation thereof.

•                                          Please revise to clarify if this assessment contemplates the range of reasonably possible loss in excess of the amount accrued.

In response to the Staff’s comment, the Registrant has revised its discussion on pages 110, F-25 and F-68 to address the Staff’s comment in the first bullet point.

In response to the Staff’s comment in the second bullet point, the Registrant has contemplated the range of reasonably possible loss and accrued its best estimate of the probable loss.

51.         Please provide us with a more specific and comprehensive discussion of how and why you have concluded that a liability related to your tax matters in Brazil is not probable or reasonably estimable.  In this regard, please tell us what procedures you have in place on a quarterly basis to attempt to develop an estimate.

In response to the Staff’s comment, the Registrant has revised the discussion on page F-69.

52.         We note your conclusion in the third paragraph of your footnote that you do not believe existing proceedings and claims will have a material impact on your financial position or results of operations.  It is unclear if and how you have considered the impact on your cash flows.  Please revise your disclosure here as well as on pages 106 and F-25 to provide information in the context of that which is material to your financial statements, rather than any variation thereof.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 110, F-25, and F-69.

53.         We note your statement in the fourth paragraph of your footnote that you cannot determine whether certain matters may be material to your results of operations.  Please revise to clarify how you have assessed the potential materiality to your cash flows.  In addition, for each pending legal matter that may be material to your financial statements, please revise to include a discussion of the nature and status of the related matter.  In addition, given that it appears it is reasonably possible that these matters may be material to your financial statements, please disclose the range of reasonably possible additional losses or state such a range cannot be estimated.  For any matter for which a range of reasonably possible additional losses cannot be estimated, please explain to us why.  Reference ASC 450.

In response to the Staff’s comment, the Registrant has revised the disclosure on page F-69 of the Unaudited Financials.

Note 18.  Guarantor Financial Information, page F-72

54.         Please provide all the disclosures required by Rule 3-10 of Regulation S-X regarding the guarantor subsidiaries.  Also, please tell us how you considered the requirements of Rule 3-16 of Regulation S-X.

In response to the Staff’s comment, the Registrant has revised the disclosure in Note 18 of the Unaudited Financials.

The Registrant performed the substantial collateral test under Rule 3-16.  The book value, par value and fair value of common stock was calculated as a percentage of the issued senior secured notes.  Any pledge greater than 20% was identified and disclosed on pages 32-33 under the heading, “Risk Factors—Certain assets are excluded from the collateral.”  Please refer to the Registrant’s response to Comment 39.

Exhibit 5.2

55.         Please have counsel revise the first page to include a current date and the last paragraph of the last page to refer to the Form S-4.

In response to the Staff’s comment, Richards, Layton & Finger has revised its legal opinion to include a current date and to refer to “Form S-4.”  The revised legal opinion is filed as Exhibit 5.2 to Amendment No. 1.

Exhibits 10.6-10.9

56.         We note that you have not filed the schedules and exhibits to the filed agreements.  Please refile the agreements as exhibits, including all schedules and exhibits thereto.

In response to the Staff’s comment, the Registrant has refiled the specified exhibits with schedules and exhibits attached to the filed agreements.  The exhibits are filed as Exhibits 10.6, 10.7, 10.8, and 10.9 to Amendment No. 1.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Paul M. Rodel

Paul M. Rodel

cc:	Patricia Armelin
Anne McConnell
Chambre Malone
Securities and Exchange Commission
Karl J. Schmidt
Chad Pisha
Atkore International Holdings Inc.

Enclosures